Coffey Mining Pty Ltd.

CERTIFICATE OF QUALIFIED PERSON

I, Harry Warries, Masters in Mining, AusIMM, SME do hereby certify that:

1.

I am Mining Manager — Perth of Coffey Mining Pty Ltd, 1162 Hay Street, West Perth, Western Australia 6005, Australia.

2.

I am a graduate of Delft University of Technology and hold a Masters in Mining Engineering degree (1989).

3.

I am a practising as a professional engineer registered with the Australasian Institute of Mining and Metallurgy (AusIMM) and the Society of the American Institute of Mining, Metallurgical, and Petroleum Engineers, Inc.

4.

I have practiced my profession continuously since 1990.

5.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

6.

I am responsible for the preparation of Sections 1.4, parts of 1.6 and 1.7, 17.11, 19.2 through to 19.5 and parts of 19.9 of the technical report entitled "Preliminary Economic Assessment", dated 19th May 2010 (the "Technical Report") relating to the Esaase property. I have not visited the Esaase Gold Project.

7.

I have not had prior involvement with the property that is the subject of the Technical Report.

8.

As of the date hereof, to the best of my knowledge, information and belief, the Sections of the Technical Report set out above contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.

I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101 F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 19th day of May 2010.

[signed]

Harry Warries

Mining Manager - Perth

Coffey Mining Pty Ltd